Exhibit 21

SUBSIDIARIES OF INNOVEX, INC.

Name	State or other jurisdiction of Incorporation or Organization
Innovex Precision Components, Inc.	Minnesota
Innovex Southwest, Inc.	Delaware
ADFlex Cayman Ltd.	Cayman Island
Innovex (Thailand) Ltd.	Thailand
ADFlex Solutions Ltd.	Delaware
ADFlex Mexico S.A. de C.V.	Mexico
Iconovex Corporation	Minnesota
Innovex Limited	Minnesota
Mar Engineering, Inc.	Minnesota

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